Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, NY 10016

T – 917.652.8030 ♦ F- 917.591.1971

www.FreshHarvestProducts.com

April 26, 2010

United States Securities and Exchange Commission

Washington, D.C.

Attn: Ms. Tanisha Meadows

Re:

Fresh Harvest Products, Inc.

Item 4.01 Form 8-K/A Filed April 19, 2010

Item 4.01 Form 8-K/A Filed September 14, 2009

Item 4.01 Form 8-K Filed October 8, 2009

File No. 000-51390

Dear Ms. Meadows:

We are writing in response to your letter dated April 5, 2010 and on the above captioned filings on April 19, 2010, September 17, 2009 and October 13, 2009.  The Company acknowledges the following:

•the company is responsible for the adequacy and accuracy of the disclosures in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

• the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have addressed your comments above and we believe that this is responsive to your letter dated April 5, 2010.

If you have any further questions please contact me at 917.652.8030.

Regards,

/s/ Michael Friedman

Michael Friedman

CEO

Fresh Harvest Products, Inc.